Exhibit 2.3

Series Music, a Series of StartEngine Collectibles Fund I LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of StartEngine Collectibles I LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Music, a Series of StartEngine Collectibles Fund I LLC (“Series Music”).

Effective Date of Establishment	January 5, 2021

Managing Member	StartEngine Asset LLC and was appointed as the Managing Member of the Series Music with effect from January 20, 2021 and shall continue to act as the Managing Member of Series Music until dissolution of Series Music pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	StartEngine Asset LLC

Asset Manager	Skimmer Music LLC

Series Music Asset

Assets to be acquired by Series Music and related liabilities, include ownership and/or income and collection rights to sound recordings and musical compositions and the royalties derived from the exploitation of those sound recordings and musical compositions, which may include individual recordings and compositions, catalogs of recordings and compositions, music publishing royalties such as mechanical royalties, synchronization income and both the writer’s and music publisher’s share of public performance income and so-called neighboring rights royalties, such as SoundExhange income, attributable to the performance and other uses and exploitations of sound recordings.

However, the Asset Manager may modify this criteria in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of Series Music Shares the Company can issue is 500,000.

Service Fee

For each calendar year, the Managers or their Affiliates shall receive a service fee (the “Service Fee”) from Excess Free Cash Flow equal to:

•      an amount equal to a cumulative, non-compounded, preferred annual return based on 2% on the aggregate Capital Contributions made by the Economic Members as of the last day of such period, determined by taking into account the dates on which all such Capital Contributions and distributions were made (“Catch-Up Fee”);

•      any Catch-Up Fee accrued in prior years but not paid; and

•      50% of the amount remaining from the Excess Free Cash Flow after subtracting any Catch-up Fee paid (including amounts paid for amounts accrued in prior years).

Half of the Services Fee will be paid to the Asset Manager and half of the Service Fee will be paid to the Administrative Manager. The Service Fee will be paid at the same time as the distributions under Section 7.01(b)(ii).

Preferred Return Rate	4%

Number of Series Music Shares held by the Managing Members	Upon designation of Series Music, the Managing Member was granted a single Share in Series Music.

Broker	None.

Brokerage Fee	None.

Other Rights	Holders of Series Music Shares shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Music Shares.

Officers	There shall initially be no specific officers associated with Series Music, although, the Managing Members may appoint officers of Series Music from time to time, in their sole discretion.

Minimum Shares	50 Shares per Member.

Asset Base Date	Until June 30, 2022, the Administrative Manager and the Asset Manager will receive an asset management fee based on the capital contributions of the Economic Members for this Series. After such dates the asset management fee will be based on the Series’ NAV.

NAV Date	June 30,2022